UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):  [  ] Form 10-K  [  ] Form 20-F   [  ] Form 11-K   |X| Form 10-Q
              [  ] Form 10D   [  ] Form N-SAR  [  ] Form N-CSR

          For Period Ended: December 31, 2006

          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR

          For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

INVESTORS CAPITAL HOLDINGS, LTD
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

230 Broadway
--------------------------------------------------------------------------------
Address of Principal Executive Officer (Street and Number)

Lynnfield, Massachusetts 01940
--------------------------------------------------------------------------------
City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR,or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006 due to failure of the Registrant's independent EDGAR filing service provider to timely act upon the Registrant's instructions to file said report, which instructions were given and received at 5:29 p.m. EST on February 14, 2007.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          Carl Serra             781                593-8565
         ------------       ------------       ------------------
            (Name)           (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes
[X] No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant posted a net loss of $0.32 million and $1.09 million (or $.05 and $.18 per share), respectively, for the quarter and nine months ended December 31, 2006, compared to net income of $0.20 million and $0.27 million (or $.03 and $.05 per share), respectively, for the corresponding period of the last fiscal year. Please refer to the attached unaudited Condensed Consolidated Statements of Operations for the three months and nine months ended December 31, 2006.

Investors Capital Holdings, Ltd. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 15, 2007              By /s/ Theodore E. Charles
                                       -----------------------------
                                       Theodore E. Charles, Chairman

                INVESTORS CAPITAL HOLDINGS, LTD. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  THREE MONTHS ENDED DECEMBER 31, 2006 AND 2005
                                   (UNAUDITED)

                                                        2006           2005
                                                    ----------------------------
Revenue:

  Commissions                                       $ 17,982,588   $ 14,944,156
  Advisory Fees                                        1,888,576      1,313,676
  Other Fee Income                                       402,410        384,766
  Marketing revenue                                      427,425        202,639
  Interest, dividend and investment                      212,627        159,179
                                                    -------------  -------------
Total Revenue                                         20,913,626     17,004,416

Commission and Advisory Fee Expenses                  16,498,437     13,204,912
                                                    -------------  -------------
Gross Profit                                           4,415,189      3,799,504

Operating Expenses:

  Advertising                                            138,302        201,912
  Communications                                         123,922        159,127
                                                    -------------  -------------
Total Selling Expenses                                   262,224        361,039

  Compensation and benefits                            2,203,390      1,537,058
  Regulatory, legal and professional                   1,830,647      1,137,663
  Occupancy                                              255,928        168,328
  Other administrative                                   286,064        270,890
                                                    -------------  -------------
Total Administrative Expenses                          4,576,029      3,113,939

Total Operating Expenses                               4,838,253      3,474,978
                                                    -------------  -------------
Operating (Loss) income                                 (423,064)       324,526

Other (Expense) and  Other Income

  Gain On Sale of Asset                                        -         91,313
  Interest Expense                                        (4,621)        (8,992)
                                                    -------------  -------------
Total Other (Expense) and  Other Income                   (4,621)        82,321

Net (Loss) Income  Before Taxes                         (427,685)       406,847

Benefit (Provision) for Income Taxes                     106,756       (205,363)
                                                    -------------  -------------
Net(Loss) Income                                        (320,929)       201,484
Earnings per common share:
                                                    =============  =============
Basic earnings per common share                            (0.05)          0.03

Diluted earnings per common share                          (0.05)          0.03

Share data:

Weighted average shares used in basic earnings per
 common share calculations                             6,141,964      5,767,801

Incremental shares from assumed exercise of stock
 options                                                 190,062        134,836

Weighted average shares used in diluted earnings
 per common share calculations                         6,332,026      5,902,637


See Notes to Condensed Consolidated Financial Statements.

                INVESTORS CAPITAL HOLDINGS, LTD. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  NINE MONTHS ENDED DECEMBER 31, 2006 AND 2005
                                   (UNAUDITED)

                                                        2006           2005
Revenue:

  Commissions                                       $ 50,730,928   $ 42,671,689
  Advisory Fees                                        4,901,072      3,769,457
  Other Fee Income                                       598,443        586,644
  Marketing revenue                                      956,371        872,173
  Interest, dividend and investment                      584,902        467,934
                                                    -------------  -------------
Total Revenue                                         57,771,716     48,367,897

Commission and Advisory Fee Expenses                  46,453,981     38,495,624
                                                    -------------  -------------
Gross Profit                                          11,317,735      9,872,273

Operating Expenses:

  Advertising                                            639,727        626,575
  Communications                                         324,323        460,561
                                                    -------------  -------------
                                                         964,050      1,087,136

  Compensation and benefits                            6,629,987      4,656,097
  Regulatory, legal and professional                   3,763,689      2,486,521
  Occupancy                                              721,436        492,310
  Other administrative                                   774,963        699,730
                                                    -------------  -------------
Total Administrative Expenses                         11,890,075      8,334,658

Total Operating Expenses                              12,854,125      9,421,794

Operating (Loss)Income                                (1,536,390)       450,479

Other (Expense) and Other Income:
  Gain On Sale of Asset                                                  91,313
  Interest Expense                                       (20,223)       (27,843)
                                                    -------------  -------------
Total Other (Expense) and Other Income                   (20,223)        63,470


Net (Loss) Income Before Taxes                        (1,556,613)       513,949



Benefit (Provision) for Income Taxes                     468,227       (248,076)
                                                    -------------  -------------
Net(Loss) income                                    $ (1,088,386)  $    265,873
                                                    =============  =============
Earnings per common share:

Basic Earnings per common share                     $      (0.18)  $       0.05

Diluted Earnings Per Share                          $      (0.18)  $       0.04

Share data:

Weighted average shares used in basic earnings per
 common share calculations                             5,907,169      5,759,003

Incremental shares from assumed exercise of stock
 options                                                 166,256        156,851

Weighted average shares used in diluted earnings
 per common share calculations                         6,073,425      5,915,854

See Notes to Condensed Consolidated Financial Statements.